ATACAMA
MINERALS CORP.

Atacama Minerals Corporation

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.atacama.com

April 11, 2002

[redacted]

02028684

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated April 11, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Sophia Shane,
Corporate Development

Enc.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 22 2002
WASH. D.C.
155

cc: Moody's Investors Services

dlw 4/29

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

AGUAS BLANCAS ACCELERATED EXPANSION PROGRAM

April 11, 2002 (AAM – CDNX) ... Atacama Minerals Corp. (the "Company") is pleased to announce that the Board of Directors of Atacama Chile have approved an accelerated expansion program for Aguas Blancas. As previously announced, Aguas Blancas achieved first phase production of 720 tonnes of iodine per annum in January, 2002, eleven months after commencement of construction. The Company now plans to increase iodine capacity in 2002 to 1100 tonnes per annum and to 1500 tonnes in the first half of 2003.

The Directors also voted to commence nitrate and sulphate production ahead of schedule. Construction of evaporation ponds to facilitate nitrate and sulphate production will commence immediately. Targeted ultimate production (to be achieved in staged expansions) for nitrates is 100,000 tonnes per annum and sodium sulphate 300,000 tonnes. Arrangements are being finalized with Chilean banks for the first phase of this expansion and accelerated development, secured by corporate guarantees.

This first phase expansion will include replacing the project's diesel generator power with electricity from the Chilean national grid, thereby facilitating future expansion plans and significantly reducing long term operating costs. In addition, a new high capacity water well owned by Atacama Chile is being brought into production to ensure ample water supply for this first phase and future expansions.

At these planned production levels Atacama Chile will be one of the largest producers of iodine in the world, the largest producer of sodium sulphate in South America and a significant nitrate producer.

Aguas Blancas is a world class deposit of iodine, sulphate and nitrate located in the Atacama Desert of northern Chile, 100 kilometres from the major Chilean port of Antofagasta. Atacama Minerals Chile S.C.M. holds a 50% interest in the project. ACF Minera S.A. holds the remaining 50% and is the operator.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842